Exhibit (d)(2)
TASER INTERNATIONAL, INC.
2009 STOCK INCENTIVE PLAN
NOTICE OF STOCK OPTION GRANT
You have been granted the following option to purchase Common Stock of TASER, International Inc. (the “Company”):

Name of Optionee:

Total Number of Shares Granted:

Type of Option:	☑ Incentive Stock Option (To the extent available with remainder to be Nonstatutory Stock Options)

☐ Nonstatutory Stock Option

Exercise Price Per Share:

Date of Grant:

Vesting Commencement Date:

Vesting Schedule:	This stock option vests evenly over 36 months and becomes fully exercisable for 100% of the shares on January X, 2013.

Expiration Date:	Ten years from the Date of Grant
By your signature and the signature of the Company’s representative below, you and the Company agree that this option is granted under and governed by the terms and conditions of the TASER International, Inc. 2009 Stock Incentive Plan (the “Plan”) and the Stock Option Agreement, both of which are attached to and made a part of this document.

Optionee:	TASER International, Inc.

By:

Title:

Print Name

TASER INTERNATIONAL, INC.
2009 STOCK INCENTIVE PLAN
STOCK OPTION AGREEMENT
Section 1. Tax Treatment
This option is intended to be an incentive stock option under Section 422 of the Internal Revenue Code or a nonstatutory option, as provided in the Notice of Stock Option Grant.
Section 2. Vesting
This option becomes exercisable in installments, as shown in the Notice of Stock Option Grant. In addition, this option becomes exercisable in full if one of the following events occurs:
•	Your service as an employee, consultant or director of the Company or a subsidiary of the Company terminates because of death, total and permanent disability, or retirement at or after age 65, or

•	The Company is a party to a merger or other reorganization while you are an employee, consultant or director of the Company or a subsidiary of the Company, this option is not continued by the Company and is not assumed by the surviving corporation or its parent, and the surviving corporation or its parent does not substitute its own option for this option.

•	The Company is subject to a “Change in Control” (as defined in the Plan) while you are an employee, consultant or director of the Company or a subsidiary of the Company and, within 12 months after the Change in Control, the surviving entity terminates your service without your consent. If the surviving entity demotes you to a lower position, materially reduces your authority or responsibilities, materially reduces your total compensation or announces its intention to relocate your principal place of work by more than 50 miles, then that action will be treated as a termination of your service.
In the event of a merger or other reorganization or a Change in Control, the following rules apply:
•	If this option is designated as an incentive stock option in the Notice of Stock Option Grant, the acceleration of exercisability will not occur without your written consent.

•	If the Company and the other party to the transaction agreed that the transaction is to be treated as a “pooling of interests” for financial reporting purposes, and if the transaction in fact was so treated, then the acceleration of exercisability will not occur to the extent that the surviving entity’s independent public accountants determine in good faith that the acceleration would preclude the use of “pooling of interests” accounting.
No additional shares become exercisable after your service as an employee, consultant or director of the Company or a subsidiary of the Company has terminated for any reason.

Section 3. Term
This option expires in any event at the close of business at Company headquarters on the day before the 10th anniversary of the Date of Grant, as shown in the Notice of Stock Option Grant. (It will expire earlier if your service terminates, as described below.)
Section 4. Regular Termination
If your service as an employee, consultant or director of the Company or a subsidiary of the Company terminates for any reason except death or total and permanent disability, then this option will expire at the close of business at Company headquarters on the date three months after your termination date. The Company determines when your service terminates for this purpose.
Section 5. Death
If you die as an employee, consultant or director of the Company or subsidiary of the Company, then this option will expire at the close of business at Company headquarters on the date 12 months after the date of death.
Section 6. Disability
If your service as an employee, consultant or director of the Company or a subsidiary of the Company terminates because of your total and permanent disability, then this option will expire on the date 12 months after your termination date.
For all purposes under this Agreement, “total and permanent disability” means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment, which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than one year.
Section 7. Leaves of Absence
For purposes of this option, your service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing and if continued crediting of service is required by the terms of the leave or by applicable law. But, your service terminates when the approved leave ends, unless you immediately return to active work.
Section 8. Restrictions on Exercise
The Company will not permit you to exercise this option if the issuance of shares at that time would violate any law or regulation.
Section 9. Notice of Exercise
When you wish to exercise this option, you must notify the Company by filing the proper “Notice of Exercise” form at the address given on the form. Your notice must specify how many shares you wish to purchase. Your notice must also specify how your shares should be registered (in your name only or in your and your spouse’s names as community property or as joint tenants with right of survivorship.) This notice will be effective when it is received by the Company.

If someone else wants to exercise this option after your death, that person must prove to the Company’s satisfaction that he or she is entitled to do so.
Section 10. Form of Payment
When you submit your notice of exercise, you must include payment of the option exercise price for the shares you are purchasing. Payment may be made in one (or a combination of two or more) of the following forms:
•	Your personal check, a cashier’s check or a money order.

•	Certificates for shares of Company stock that you own, along with any forms needed to effect a transfer of those shares to the Company. The value of the shares, determined as of the effective date of the option exercise, will be applied to the option exercise price. Instead of surrendering shares of Company stock, you may attest to the ownership of those shares on a form provided by the company and have the same number of shares subtracted from the option shares issued to you. However, you may not surrender, or attest to the ownership of, shares of Company stock in payment of the exercise price if your action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to this option for financial reporting purposes.

•	Irrevocable directions to a securities broker approved by the Company to sell all or part of your option shares and to deliver to the Company from the sale proceeds an amount sufficient to pay the option exercise price and any withholding taxes. (The balance of the sale proceeds, if any, will be delivered to you.) The directions must be given by signing a special “Notice of Exercise” form provided by the Company.

•	Irrevocable directions to a securities broker or lender approved by the Company to pledge option shares as security for a loan and to deliver to the Company from the loan proceeds an amount sufficient to pay the option exercise price and any withholding taxes. The directions must be given by signing a special “Notice of Exercise” form provided by the Company.
Section 11. Withholding Taxes and Stock Withholding
You will not be allowed to exercise this option unless you make arrangements acceptable to the Company to pay any withholding taxes that may be due as a result of the option exercise. These arrangements may include withholding shares of Company stock that otherwise would be issued to you when you exercise this option. The value of these shares, determined as of the effective date of the option exercise, will be applied to the withholding taxes.
Section 12. Restrictions on Resale
By signing this Agreement, you agree not to sell any option shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as you are an employee, consultant or director of the Company or a subsidiary of the Company.
Section 13. Transfer of Option
Prior to your death, only you may exercise this option. You cannot transfer or assign this option. For instance, you may not sell this option or use it as security for a loan. If you attempt to do any of these things, this option will immediately become invalid. You may, however dispose of this option in your will or a written beneficiary designation. Such a designation must be filed with the Company on the proper form and will be recognized only if it is received at Company headquarters before your death.
Regardless of any marital property settlement agreement, the Company is not obligated to honor a notice of exercise from your former spouse, nor is the Company obligated to recognize your former spouse’s interest in your option in any other way.
Section 14. Retention Rights
Your option or this Agreement does not give you the right to be retained by the Company or a subsidiary of the Company in any capacity. The Company and it subsidiaries reserve the right to terminate your service at any time, with or without cause.
Section 15. Stockholder Rights
You, or your estate or heirs, have no rights as a stockholder of the Company until you have exercised this option by giving the required notice to the Company and paying the exercise price. No adjustments are made for dividends or other rights if the applicable record date occurs before you exercise this option, except as described in the Plan.
Section 16. Adjustments
In the event of a stock split, a stock dividend or a similar change in Company stock, the number of shares covered by this option and the exercise price per share may be adjusted pursuant to the Plan.
Section 17. Applicable Law
This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to their choice-of-law provisions).
Section 18. The Plan and Other Agreements
The text of the Plan is incorporated in this Agreement by reference.
This Agreement and the Plan constitute the entire understanding between you and the Company regarding this option. Any prior agreements, commitments or negotiations concerning this option are superseded. This Agreement may be amended only by another written agreement, signed by both parties.
By signing the cover sheet of this Agreement,
you agree to all of the terms and conditions described above and in the Plan.